Delisting Determination, The Nasdaq Stock Market, LLC,
April 28, 2020, SITO Mobile, Ltd. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of SITO Mobile, Ltd. (the Company), effective at the opening of the trading session on May 8, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2), 5550(b)(1), and 5620(a). The Company was notified of the Staff determination on January 6, 2020. The Company appealed the determination to a Hearing Panel on January 13, 2020. On March 6,
2020, upon review of the information provided by the Company, the Panel issued a decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on March 10, 2020.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company became final on April 20, 2020.